Exhibit 99.1

Mountain Province Diamonds Announces US$33.0 million Term Loan

TSX and OTCQX: MPVD

TORONTO and NEW YORK, May 12, 2021 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province" or the "Company") (TSX: MPVD) (OTCQX: MPVD) today announces that it has amended and restated its credit agreement (the "Transaction") with Dunebridge Worldwide Ltd. ("Dunebridge"), as lender, adding a US$33.0 million term loan facility (the "Term Facility") to its existing US$25.0 million revolving credit facility (the "Revolving Facility").

The Term Facility bears interest at a fixed rate of 10.0% per annum, payable monthly. In addition, a flat 5.0% fee is payable on each advance made thereunder. The Term Facility will reduce in size to US$22.0 million on July 15, 2021 and mature on December 31, 2021. The Term Facility is available in two advances: a US$23.0 million advance on May 17, 2021 and a US$10.0 million advance on June 11, 2021.

The terms of the Revolving Facility were unchanged as a result of the Transaction.

The independent directors of Mountain Province, comprised of Mr. Tom Peregoodoff, Ms. Karen Goracke, Mr. Dean Chambers, and Mr. Ken Robertson, all of whom are independent of management and the major shareholder of Mountain Province (the "Independent Directors"), undertook a deliberate and full consideration of the Transaction and various alternative financing options available to Mountain Province and concluded that the Transaction is reasonable and represents the best alternative for Mountain Province in the circumstances, having regard to the best interests of Mountain Province and its stakeholders. The Independent Directors have unanimously recommended the Transaction to the board of directors of the Company (the "Board"). The Board has received the recommendations and findings of the Independent Directors, and Mr. Jonathan Comerford and Mr. Brett Desmond having declared conflicts of interest and not attending any part of any meeting where the Transaction was discussed and not voting on the Transaction, have unanimously found that that the Company is in serious financial difficulty and that the Transaction is designed to improve the financial position of the Company, and that Section 5.5(f) of National Instrument 61-101 – Protection of Minority Shareholders in Special Transactions ("MI 61-101") is not applicable, and approved the Transaction.

Dunebridge is controlled by Dermot Desmond, an insider and related party of Mountain Province. Mr. Desmond owns approximately 32% of the Company's stock. The Transaction therefore constitutes a "related party transaction" within the meaning of MI 61-101. Mountain Province relied on an exemption from the minority approval requirements of MI 61-101 contained in Section 5.7(e) on the basis of financial hardship.  The terms of the Transaction were unanimously approved by the Independent Directors.  Mountain Province was not in a position to file a material change report 21 days prior to closing because the terms of the Transaction and insider participation were not yet established by that time, and Mountain Province elected to expedite closing of the Transaction for sound business reasons.

In connection with this transaction, the Company was advised by its financial advisor Lazard Canada.  Bennett Jones LLP acted as counsel to the Company and Stikeman Elliott LLP acted as counsel to the Independent Directors.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada Inc. in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Joint Venture property that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:00e 12-MAY-21